Exhibit 99.3

CONSTELLIUM SE TUPOLEVLAAN 41-61 1119 NW SCHIPHOL-RIJK THE NETHERLANDS

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions up until 17:00 CET (11:00 AM EST) on November 24, 2019. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 17:00 CET (11:00 AM EST) on November 24, 2019. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Complete, sign and date your proxy card and return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 prior to the close of business on November 22, 2019.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing extraordinary general meeting materials, you can consent to receiving all future material electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions under “Vote by Internet” and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

SHAREHOLDER MEETING REGISTRATION

To vote and/or attend the meeting, go to the “Register for Meeting” link at www.proxyvote.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E86476-S93060	KEEP THIS PORTION FOR YOUR RECORDS

— — — — — — — — — — — — —  — — — — — — — — — — — — — — — — — — — —  — — — — — — — — — — — — — — — —

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

CONSTELLIUM SE

The Board recommends you vote FOR the following proposals:	For	Against	Abstain

1. Transfer of Corporate Seat from Amsterdam to Paris (Agenda Item 2)	☐	☐	☐

2. Amendments to Articles of Association (Agenda Item 3)	☐	☐	☐

3. Confirmation of Board composition following Transfer of Corporate Seat (Agenda Item 4)	☐	☐	☐

4. Confirmation of annual fixed fees granted to Directors (Agenda Item 5)	☐	☐	☐

5. Appointment of PricewaterhouseCoopers Audit and RSM Paris (Agenda Item 6)	☐	☐	☐

6. Confirmation of Board authorizations to allocate shares under 2013 EIP (Agenda Item 7)	☐	☐	☐

7. Delegation to Board to increase share capital by issuance of shares or securities with preferential subscription rights (up to 50% of share capital) (Agenda Item 8)	☐	☐	☐

8. Delegation to Board to increase share capital by issuance of shares or securities without preferential subscription rights by way of a public offering (up to 50% of share capital) (Agenda Item 9)	☐	☐	☐

	For	Against	Abstain

9.  Delegation to Board to increase share capital by issuance of shares or securities without preferential subscription rights by way of an offering made to a restricted number of, or qualified, investors (up to 10% of share capital)

     (Agenda Item 10)

	☐	☐	☐

10. Delegation to Board to increase the number of shares issued in case of a capital increase with or without preferential subscription rights (up to 15% of share capital) (Agenda Item 11)	☐	☐	☐

11. Delegation to Board to issue/grant shareholder warrants to subscribe to new shares of the Company in the event of a public tender offer (up to 50% of the share capital) (Agenda Item 12)	☐	☐	☐

12.  Delegation to Board to increase share capital by way of issuance of new shares to participants of employee savings plan without preferential subscription rights (up to 1% of share capital)

     (Agenda Item 13)

	☐	☐	☐

13. Powers granted to the Company’s CEO or his representative to carry out legal formalities (Agenda Item 14)	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Materials for the Extraordinary General Meeting:

The Invitation and Agenda, the Explanatory Notes and other meeting materials are available at www.proxyvote.com and www.constellium.com.

— — — — — — — — — — — — —  — — — — — — — — — — — — — — — — — — — —  — — — — — — — — — — — — — — — —

E86477-S93060

CONSTELLIUM SE Extraordinary General Meeting November 25, 2019 at 17:00 CET (11:00 AM EST) This proxy is solicited by the Board

The shareholder(s) hereby appoint(s) or M.A.J. Cremers, civil law notary in Amsterdam, the Netherlands, and/or one of her legal substitutes and/or each (prospective) civil law notary of Stibbe, or any of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A Ordinary Shares of CONSTELLIUM SE that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting, to be held at 17:00 CET (11:00 AM EST) on November 25, 2019 at the offices of Stibbe (Beethovenplein 10, 1077 WM Amsterdam, the Netherlands).

This proxy, when properly executed, will be voted in the manner directed herein. If no such instruction is made, this proxy will be voted in accordance with the Board’s recommendations.

Continued and to be signed on reverse side